FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

April 11, 2024

Date of Report (date of earliest event reported)

Pegasus Digital Mobility Acquisition Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-40945	98-1596591
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

71 Fort Street George Town Grand Cayman Cayman Islands	KY1-1106
(Address of principal executive offices)	(Zip Code)

+1345 769-4900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one redeemable Warrant	PGSS.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	PGSS	New York Stock Exchange
Redeemable Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	PGSS.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into Material Definitive Agreements.

On April 11, 2024, Pegasus Digital Mobility Acquisition Corp. (the “Company”), Pegasus Digital Mobility Sponsor LLC (the “Sponsor”), and Pegasus TopCo B.V. ("TopCo") entered into non-redemption and investment agreements (the “Non-Redemption and Investment Agreements”) with certain third parties in exchange for such third parties agreeing not to redeem Class A ordinary shares or shall use commercially reasonable efforts to request that the Company’s transfer agent reverse any previously submitted redemption demand or, alternatively, have TopCo issue additional shortfall shares in lieu of Class A ordinary shares in connection with the shareholders meeting called by the Company (the “Shareholder Meeting”) to approve the business combination between the Company, TopCo and Gebr. Schmid GmbH scheduled for April 22, 2024.

In exchange for the foregoing commitments, the Sponsor has agreed to transfer to such third parties Class B ordinary shares held by the Sponsor at the closing of the initial business combination.

As of the date of this report, the Company, the Sponsor and TopCo have entered into Non-Redemption and Investment Agreements in relation to a total committed capital of approximately USD 20 million. The committed capital includes investments from several institutional investors and up to USD 8 million in committed capital by the Sponsor. The Sponsor's committed capital will be set-off against the outstanding promissory notes of Pegasus issued to the Sponsor which will become due at the closing.

The Company, the Sponsor and TopCo expect to enter into additional Non-Redemption and Investment Agreements prior to the Shareholder Meeting. The closing of the initial business combination, which is scheduled for, at the earliest, April 25, 2024, remains subject to the fulfillment of all closing conditions set out in the business combination agreement, as amended.

A copy of the Non-Redemption and Investment Agreement signed by the Sponsor is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated by reference, and the foregoing description is qualified in its entirety by reference to the full text of such agreement.

A copy of the Form of the Non-Redemption and Investment Agreement used for investors was previously filed with the Current Report on Form 8-K on February 27, 2024 (as an Annex to Exhibit 10.1 to that Form 8-K).

Item 8.01	Other Events.

On April 11, 2024, Pegasus and Schmid issued a press release set out in this Current Report on Form 8-K. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The press release includes information on Boo-Keun Yoon and Christian Brodersen, who have agreed to join TopCo's board of directors as independent directors at the closing of the business combination.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 8.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed Business Combination, (i) Pegasus TopCo B.V. has filed with the SEC a definitive proxy statement relating to the proposed Business Combination (the "Definitive Proxy Statement") and has mailed the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration/Proxy Statement was declared effective on March 28, 2024. The Registration/Proxy Statement contains important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Pegasus shareholders to be held to approve the proposed Business Combination. This press release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Before making any voting or other investment decisions, securityholders of Pegasus and other interested persons are advised to read the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Pegasus, Schmid, Strategic Capital and their respective directors, executive officers and other members of their management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Pegasus's shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Pegasus's shareholders in connection with the proposed Business Combination will be set forth in Registration Statement/Proxy Statement and Definitive Proxy Statement when such are filed with the SEC. Shareholders, potential investors and other interested person should read the Registration Statement/Proxy Statement and Definitive Proxy Statement carefully when such becomes available before making any voting or investment decisions.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Pegasus's and Schmid's actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Pegasus's and Schmid's expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Transactions or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits

Exhibit Number

10.1	Non-Redemption and Investment Agreement of the Sponsor
99.1	Press Release dated as of April 11, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 11, 2024	Pegasus Digital Mobility Acquisition Corp.

	By:	/s/ F. Jeremey Mistry
	Name:	F. Jeremey Mistry
	Title:	Chief Financial Officer and Secretary

- 4 -